October 28, 2019

J. Bruce Hildebrand
Chief Financial Officer and Executive Vice President
First Financial Bankshares, Inc.
400 Pine Street, Suite 300
Abilene, TX 79601

       Re: First Financial Bankshares, Inc.
           Registration Statement on S-4
           Filed October 18, 2019
           File No. 333-234254

Dear Mr. Hildebrand:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance